Exhibit 99.2

Hut 8 Mining Monthly Production Update for March 2022

6,460 self-mined Bitcoin in reserve following 345 generated last month

TORONTO, April 5, 2022 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or "the Company"), one of North America's largest, innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018, advanced its Bitcoin holdings in the period ending March 31, 2022.

Production highlights for March 2022:

●	345 Bitcoin were mined, resulting in an average production rate of 11.1 Bitcoin per day

●	Our Ethereum mining – for which we receive payment in Bitcoin – generated approximately 13% of our total production, at an average cost of less than C$2,600 per Bitcoin

●	100% of the self-mined Bitcoin for the month of March were deposited into custody, consistent with Hut 8's HODL strategy

●	Total Bitcoin balance held in reserve is 6,460 as of March 31, 2022

●	Installed operating capacity currently sits at 2.54 EH/s

Additional updates for March 2022:

●	We installed 560 new MicroBT M30S and M31S+ miners

●	Construction at Hut 8's third mining facility located in North Bay, Ontario is nearing completion and we are on track to begin operations in May

●	The proceeds from our ATM offering announced in February 2022 are being used to grow our mining business, fund our industry-leading HODL strategy, and expand our high performance compute business, all while allowing us to make strategic equipment purchases during favourable market conditions

"Our teams working in Medicine Hat and Drumheller, Alberta have continued to ensure our upgraded machines are delivering strong results for us," said Jason Zaluski, Head of Technology, Hut 8. "Our orders from MicroBT are arriving as scheduled, we are experiencing consistent growth in our MicroBT Authorized Repair Centre, and we continue to actively recruit team members as we continue to grow."

About Hut 8

Hut 8 is one of North America's largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, Web 3.0 and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in Southern Alberta and a third site in North Bay, Ontario, all located in Canada, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of self-mined Bitcoin of any crypto miner or publicly-traded company globally. With 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select composite index and the first blockchain company to be added to the S&P/TSX Composite Index in 2021. Hut 8's team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on ESG alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "allow", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions and includes, among others, statements regarding management's expectations, expertise, projections, estimates or characterizations of future events or circumstances, Bitcoin network dynamics, the Company's ability to produce additional Bitcoin, the Company's ability to increase overall efficiency and hashrate, the Company's ability to deploy additional miners on schedule, costs associated with mining digital assets, the Company's ability to maintain existing rates of productivity and ensure the good working order of its equipment (including miners), the Company's ability to actively staff up, the Company's continued consistent growth of its repair centre, the Company's ability to allocate the proceeds of its ATM offering as intended, the Company's continued progression of its North Bay site and the Company's ability to continue to upgrade its Alberta sites.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including the delay in anticipated timing for completion of the construction and development activities at the Company's mining site in North Bay, Ontario, impacts of the COVID 19 pandemic including impacts of the global supply chain delays on the Company's activities, the Company's ability to make interest payments on any drawn portions of loan with Trinity Capital, the impact of general economic conditions on the Company, industry conditions, currency fluctuations (including BTC), taxation, regulation, changes in tax or other legislation, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility, political and geopolitical instability and the Company's ability to access sufficient capital from internal and external sources. The foregoing and other risks are described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 17, 2022, which is available on www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully, and you should not place undue reliance on any forward-looking information. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking information contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or circumstances, or otherwise, except as required by law. New factors emerge from time to time, and it is not possible for Hut 8 to predict all of these factors or to assess in advance the impact of each such factor on Hut 8's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking information. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

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For further information: Hut 8 Investor Relations, Sue Ennis, sue@hut8mining.com; Hut 8 Media Relations, Dea Masotti Payne, North Strategic, dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp

CNW 07:00e 05-APR-22